UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

BALLY’S CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90171 V204

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,342,069

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,342,069

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,342,069

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.2%

14	Type of Reporting Person (See Instructions) IA

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1	Names of Reporting Persons. Soohyung Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,342,069

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,342,069

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,342,069

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.2%

14	Type of Reporting Person (See Instructions) IN, HC

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AMENDMENT NO. 15 TO SCHEDULE 13D

This Amendment No. 15 to Schedule 13D (the “Amendment”) relates to Common Stock, par value $0.01 per share (“Common Stock”), of Bally’s Corporation, a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020, September 17, 2020, November 20, 2020, December 15, 2020, March 30, 2021, April 6, 2021, April 16, 2021 and April 22, 2022 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

* * *

This Amendment is being filed solely due to a change in the shares of Common Stock outstanding and not due to any trading by the Reporting Persons.

The percentages reported herein are based on information provided by the Issuer to the Reporting Persons that, as of July 30, 2021, there are currently 44,591,127 shares of the Issuer’s Common Stock outstanding.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2021

STANDARD GENERAL L.P.

	By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

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